2001 ROSS AVENUE	AUSTIN
DALLAS, TEXAS	BAKU
75201-2980	DALLAS
214.953.6500	HOUSTON
FAX 214.953.6503	LONDON
MOSCOW
NEW YORK
RIYADH
WASHINGTON

February 15, 2005

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Mail Stop 0405
Washington, D.C. 20549

Re:	Dawson Geophysical Company
Registration Statement on Form S-3
File No. 333-121236

Form 10-K for the year ended September 30, 2004
Filed December 10, 2004
File No. 0-10144

Definitive Proxy Statement on Schedule 14A
Filed December 10, 2004

Ladies and Gentlemen:

     On behalf of Dawson Geophysical Company (the “Company”), we have electronically transmitted herewith Amendment No. 2 to the above-referenced Registration Statement (“Amendment No. 2”), which has been marked to indicate the changes in the Amendment. In addition, we have today forwarded, by way of overnight delivery, five marked copies of the Amendment No. 2, c/o Jason Wynn, for the convenience of the Staff.

     This letter responds to the Staff’s letter of comment, dated February 11, 2005, on behalf of the Company. The numbering below corresponds to the numbering used in the comment letter.

Form S-3

General

1.	COMMENT:

We remind you of prior comment 3. We may have additional comments once you supply omitted information and file missing exhibits, including the opinion of counsel.

Securities and Exchange Commission	- 2 -	February 15, 2005

RESPONSE:

We have added all omitted information (other than pricing information) in the prospectus and have filed all missing exhibits.

2.	COMMENT:

Please include updated financial statements in your next amended filing pursuant to Rule 3-12 of Regulation S-X.

RESPONSE:

We have updated the financial statement in the prospectus as required by Rule 3-12 of Regulation S-X.

Table of Contents, page ii

3.	COMMENT:

The last sentence remains inappropriate. We would not object if the sentence ended after the word “accurate.”

RESPONSE:

In response to the Staff’s comment, we have removed the last sentence of the paragraph following the table of contents on page ii.

Selected Financial Data, page 11

4.	COMMENT:

In the statement beginning with “Additional selected financial data,” please change “fiscal years preceding September 30, 2004” to fiscal years preceding September 30, 2002.

RESPONSE:

In response to the Staff’s comment, we have corrected the last sentence of the introductory paragraph on page 12 to read “fiscal years preceding September 30, 2002.”

Securities and Exchange Commission	- 3 -	February 15, 2005

Liquidity and Capital Resources, page 16

5.	COMMENT:

We noted that you have included an introductory paragraph to the Liquidity and Capital Resources section in response to our prior comment #13. However, we noted no changes to the discussion on cash flows which appeared general and does not specifically address the changes in operating and investing activities. For example, in your discussion, you explained that net cash provided by operating activities primarily reflects results of operations offset by changes in working capital components but did not provide any specific reasons for changes in working capital components. Please expand your discussion to provide an explanation for each material change in your working capital accounts.

RESPONSE:

As requested by the Staff, we have expanded the discussion of the Company’s cash flows to include disclosure regarding material changes in the Company’s working capital accounts on pages 18-19.

Electronic Distribution, page 30

6.	COMMENT:

Notwithstanding your response to prior comment 18, we reissue the comment. If you intend to retain limiting language in that regard, it must be consistent, clear and appropriate.

RESPONSE:

In response to the Staff’s comment, the Company has deleted the second paragraph under the heading “Electronic Distribution” on page 33.

Form 10-K for the year ended September 30, 2004

Exhibits, Financial Statement Schedules and Reports on Form 8-K, page 12

7.	COMMENT:

We have reviewed Annex B the schedule of valuation and qualifying accounts included as response to our prior comment #23. Please supplementally explain to us what the amounts included in the “Deductions” column represent and consider including the explanation as a footnote to the schedule.

Securities and Exchange Commission	- 4 -	February 15, 2005

RESPONSE:
The amounts included in the “Deductions” column of the schedule represent amounts related to accounts receivable that have been deemed uncollectable and written off by the Company. We have supplementally included as Annex A a revised schedule of valuation and qualifying accounts which includes this explanation as a footnote to the Schedule.

*          *          *

     The Company would like to print preliminary prospectuses as soon as possible. In this regard, we would like to determine by Thursday, February 17, whether the Staff has any objections to the printing and the distribution of the preliminary prospectus based upon this Amendment No. 2.

     Please do not hesitate to contact me at 214.953.6419, or my partner Neel Lemon at 214.953. 6954, if we can be of any further assistance in reviewing the above responses.

Very truly yours,

Sarah Rechter

cc:	L. Decker Dawson
Stephen C. Jumper
Christina W. Hagan
Nicholas C. Taylor, Esq.
Thomas P. Mason, Esq.
Neel Lemon, Esq.

Annex A

Dawson Geophysical Company
Valuation Account

	Balance at	Charged to		Balance at
	beginning of period	costs and expenses	Deductions*	end of period

Allowance for doubtful accounts:
2004	127,000	100,000	28,000	199,000
2003	71,000	56,000	—	127,000
2002	121,000	—	50,000	71,000

*Represents amounts related to accounts receivable that have been deemed uncollectable and written off by the Company.